SGOCO Group, Ltd. Reports Unaudited Financial Results for the Fourth Quarter and Full Year 2012

BEIJING, CHINA, April 19, 2013 – SGOCO Group, Ltd. (Nasdaq: SGOC), (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the Chinese flat-panel display market, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2012.

Given the significant changes to SGOCO’s business model and balance sheet pursuant to the Sale of Honesty Group in the fourth quarter of prior year, SGOCO considers year-over-year comparisons of financial results less relevant and quarter-over-quarter results more relevant.

Q4 Financial Highlights

●	Quarterly revenues increased 143.5% to $63.4 million, as compared to $26.0 million quarter-over-quarter

●	Gross margin was 7.7%, as compared to 3.6% quarter-over-quarter

●	Net income was $3.2 million, as compared to a net loss of $1.1 million quarter-over-quarter

●	Diluted earnings per share were $0.19, as compared to a diluted loss per share of $0.06 quarter-over-quarter.

In the fourth quarter of 2012, total revenues increased by 143.5% to $63.4 million from $26.0 million quarter-over-quarter. Of the total revenues, the revenues generated from SGOCO brand sales were $41.1 million, or 64.8% of total revenues, as compared to $22.3 million, or 35.2% of total revenues generated from OEM businesses.

As a percentage of total sales, overall gross margin for the fourth quarter of 2012 improved to 7.7% from 3.6% for the prior quarter. The gross margin for SGOCO brand products improved to 7.9%, as compared to 4.8% quarter-over-quarter.

Selling, General and Administrative (“SG&A”) expenses for the fourth quarter decreased $0.3 million, or 19.3% to $1.4 million from $1.7 million in the prior quarter. As a percentage of total revenues, the SG&A expenses were 2.2% and 6.5% for the fourth quarter and the prior quarter, respectively. The significant percentage decrease in the SG&A expenses in the fourth quarter was due to the payment of one-time professional fees to third parties for NASDAQ listing-related services. The fees were largely incurred in or prior to the third quarter of fiscal 2012.

Net income for the fourth quarter of 2012 was $3.2 million, or 5.0% of total revenues, as compared to a loss of $1.1 million quarter-over-quarter. Diluted earnings per share for the quarter were $0.19, as compared to a diluted loss per share of $0.06 for the third quarter.

Operational Results for the Fiscal Year 2012

For the fiscal year 2012, SGOCO’s total revenues were $166.7 million, as compared to $313.1 million of the prior year. The year-over-year sales decrease was primarily attributable to changed client mix, reduced sales volumes, and decreased average selling price of our display products due to increased competition in China’s general display market.

During fiscal year 2012, 70.6% of sales were generated from SGOCO brand products and 29.4% of sales were derived from non-SGOCO brand products and OEM customers, which compared to 61.5% of sales generated from SGOCO brand products and 38.5% of sales derived from non-SGOCO brand and OEM clients, in the prior fiscal year.

Cost of goods sold decreased by $125.2 million, or 44.8% from $279.4 million to $154.2 million in fiscal year 2012. The decrease in the cost of goods sold was mainly due to reduced sales volumes for our display products. After the Sales of Honesty Group, our cost of goods sold consisted of the cost of finished products purchased from outsourced manufacturers, including Honesty Group and its subsidiaries. For fiscal year 2012, the amount of finished products purchased from Honesty Group and its subsidiaries after the Sale of Honesty Group was $119.3 million, or 77% of total purchases.

Gross profit in fiscal year 2012 was $12.5 million as compared to $33.7 million for the previous fiscal year. As a percentage of total revenues, overall gross margin was 7.5% for the fiscal year 2012, as compared to 10.8% for the prior fiscal year. Overall gross margin during 2012 was negatively impacted by the increased fees charged by Chinese authorities for recycling imported monitors, price decreases for monitors, and added costs for outsourcing manufacturing as SGOCO does not own any manufacturing facility.

In response to the intense competition in China’s general display market, SGOCO has transitioned into a “light-asset” business model that concentrates on the development and distribution of its own SGOCO brands and licensed TCL and Founder brands, which had 8.4% in gross margin as compared to 6.2% gross margin for OEM products for the fiscal year of 2012. The Company also focuses on selling more application-specific products with higher gross margins.

SG&A expenses for the fiscal year 2012 were $6.0 million, or 3.6% of total revenues, as compared with $7.5 million, or 2.4% of total revenues for the prior fiscal year. Included in the 2012 SG&A expenses was an approximately $1.7 million one-time expense in professional fees in relation to SGOCO’s trading halt on Nasdaq and a change in auditors in 2012, which represented approximately 1% of total revenues.

Net income for fiscal year 2012 was $4.2 million, as compared to $16.6 million for the previous fiscal year. The net income margins were 2.5% and 5.3% for the years ended December 31, 2012 and 2011, respectively. Diluted earnings per share were reported at $0.25 for fiscal year 2012.

Balance Sheet and Cash Flow Highlights

As of December 31, 2012, the Company held $11.5 million in cash and cash equivalents and $78.1 million in working capital. The current ratio was reported at 3.86 as of December 31, 2012. The strong liquidity ratios will continue to support SGOCO in the transition of its business model.

Total net cash inflow during fiscal year 2012 was $11.0 million, mainly consisted of $18.6 million provided by investing activities, $6.2 million provided by financing activities, offset by $13.8 million used in operating activities.

For the fiscal year 2012, the average collection period (“ACP”) was 87 days, as compared to 44 days year-over-year. Inventory turnover was 9 days in 2012, compared to 13 days for the prior fiscal year.

The longer payment terms SGOCO provided to its distributors was largely due to the Company’s efforts in retaining quality distributors in the face of increased competition in China’s general display market. The improvement in inventory turnover stemmed from the Company’s smaller position in inventory after the Sale of Honesty Group and better coordination between its sales and purchase departments after a revamping of its logistics system. The overall conversion cycle for accounts receivable and inventory days in 2012 were 96 days, which is within our targeted 80 to 100 days conversion cycle.

Mr. Burnette Or, Chairman and Chief Executive Officer of SGOCO, commented: “We are very pleased to report a solid financial and operational performance for the fourth quarter and fiscal year 2012. In response to the increased competition in China’s rapid-changing display market, SGOCO chose to transition from the manufacturing-focused business model to the R&D and distribution-focused model, to develop and distribute its own-branded products. We can see the benefits of moving upward in the value chain have started to be reflected in our operational results during this quarter.”

Outlook

Mr. Or concluded, “We believe that the operational improvements shown in the fourth quarter of 2012 will continue in 2013, because we will allocate our resources to develop further SGOCO brand products. These include market-oriented, application-specific products customized for large industry end-users. We believe the focused distribution of these higher-margin products will create a foundation for establishing SGOCO as a leading supplier in China’s flat-panel display market for years to come. We will continue striving to create long term value for our shareholders.”

Conference Call

SGOCO’s management will host a conference call at 8:30 a.m. Eastern Time/8:30 p.m. Beijing Time on Monday, April 22, 2013.

Interested parties may access the call by dialing 1-877-941-1427 (US Toll-free) or 1-480-629-9664 (International) or 400-120-0611 (China Toll-free). The Conference call identification number is 4610046#.

A webcast will also be available via http://public.viavid.com/index.php?id=103940.

A recording of the conference call will be accessible within 48 hours via SGOCO’s website at: http://www.sgocogroup.com/us/SGOC/irwebsite/index.php?mod=recent&id=13

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese flat panel display market, including computer monitors, TVs and application specific products. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED DECEMBER 31 AND SEPTEMBER 30, 2012

(In thousands except share and per share data)

	Three Months Ended December 31, 2012	Three Months Ended September 30, 2012
REVENUES:
Revenues	63,429	26,047
Revenues - related parties	-	-
Total revenues	63,429	26,047

COST OF GOODS SOLD:
Cost of goods sold	58,530	25,105
Cost of goods sold - related parties	-	-
Total cost of goods sold	58,530	25,105

GROSS PROFIT	4,899	942

OPERATING EXPENSES:
Selling expenses	211	212
General and administrative expenses	1,156	1,482
Total operating expenses	1,367	1,694

INCOME FROM OPERATIONS	3,532	(752)

OTHER INCOME (EXPENSES):
Interest income	5	1
Interest expense	(9)	(12)
Other income (expense), net	(94)	(23)
Change in fair value of warrant derivative liability	(0)	27
Gain from disposal of subsidiaries	-	-
Total other expenses, net	(98)	(7)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	3,434	(759)

PROVISION FOR INCOME TAXES	281	331
NET INCOME	3,153	(1,090)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	26	(3)
Realization of foreign currency translation gain relating to disposal of subsidiaries	-	-

COMPREHENSIVE INCOME (LOSS)	3,179	(1,093)

EARNINGS (LOSS) PER SHARE:
Basic	0.19	(0.06)
Diluted	0.19	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,058,726	17,059,860
Diluted	17,058,726	17,059,860

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands except share and per share data)

	2012	2011	2010
REVENUES:
Revenues	166,701	313,136	204,683
Revenues - related parties	-	-	12,618
Total revenues	166,701	313,136	217,301

COST OF GOODS SOLD:
Cost of goods sold	154,221	279,399	174,316
Cost of goods sold - related parties	-	-	10,286
Total cost of goods sold	154,221	279,399	184,602

GROSS PROFIT	12,480	33,737	32,699

OPERATING EXPENSES:
Selling expenses	670	1,706	700
General and administrative expenses	5,322	5,779	6,443
Total operating expenses	5,992	7,485	7,143

INCOME FROM OPERATIONS	6,488	26,252	25,556

OTHER INCOME (EXPENSES):
Interest income	8	288	90
Interest expense	(61)	(2,074)	(1,021)
Other income (expense), net	(130)	(248)	(892)
Change in fair value of warrant derivative liability	75	925	(287)
Gain from disposal of subsidiaries	-	127	-
Total other expenses, net	(108)	(982)	(2,110)

INCOME BEFORE PROVISION FOR INCOME TAXES	6,380	25,270	23,446

PROVISION FOR INCOME TAXES	2,167	8,651	3,514
NET INCOME	4,213	16,619	19,932

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	(59)	84	1,772
Realization of foreign currency translation gain relating to disposal of subsidiaries	-	(3,815)	-

COMPREHENSIVE INCOME	4,154	12,888	21,704

EARNINGS PER SHARE:
Basic	0.25	1.03	2.13
Diluted	0.25	1.02	1.86

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	17,059,575	16,086,598	9,354,186
Diluted	17,059,575	16,288,242	10,705,957

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2011

(In thousands except share and per share data)

	2012	2011
ASSETS
CURRENT ASSETS
Cash	11,548	535
Accounts receivable, net	59,355	19,680
Other receivables and prepayments	169	757
Consideration receivable from Sale of Honesty Group	-	57,478
Inventories	5,725	1,864
Advances to suppliers	28,511	4,609
Other current assets	78	60
Total current assets	105,386	84,983

PLANT AND EQUIPMENT, NET	261	218

Total assets	105,647	85,201

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term loan	6,230	-
Accounts payable, trade	12,038	4,609
Accrued liabilities	156	353
Short-term loan - shareholder	209	209
Other payables	379	344
Customer deposits	1,155	153
Taxes payable	7,147	5,552
Total current liabilities	27,314	11,220

OTHER LIABILITIES
Warrant derivative liability	18	93

Total liabilities	27,332	11,313

Commitment and contingencies

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of December 31, 2012 and December 31, 2011	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized, 17,465,356 and 17,258,356 shares issued and outstanding as of December 31, 2012 and 2011, respectively	17	17
Paid-in-capital	24,828	24,555
Statutory reserves	401	54
Retained earnings	53,044	49,178
Accumulated other comprehensive income	25	84
Total shareholders' equity	78,315	73,888
Total liabilities and shareholder’s equity	105,647	85,201

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(In thousands)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	4,213	16,619	19,932
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	69	1,369	1,506
Amortization	-	91	105
Bad debt provision	-	191	1,947
Change in fair value of warrant derivative liability	(75)	(925)	287
Share-based compensation expenses	273	-	-
Gain from disposal of subsidiaries	-	(127)	-
Change in operating assets
Accounts receivable, trade	(39,496)	(19,428)	(37,510)
Accounts receivable - related parties	-	50	(48)
Other receivables and prepayments	587	(7,988)	(262)
Inventories	34,557	1,160	(12,814)
Advances to suppliers	(23,797)	(101,731)	(10,681)
Advances to suppliers-related party	-	-	9,027
Other current assets	(16)	(12)	259
Change in operating liabilities
Accounts payable, trade	7,390	31,772	27,638
Accrued liabilities	(198)	390	(130)
Other payables	34	9,789	(1,542)
Other payables - related parties	-	-	(235)
Customer deposits	997	5,544	2,735
Customer deposits - related parties	-	-	(338)
Taxes payable	1,575	5,008	1,604
Net cash (used in) provided by operating activities	(13,887)	(58,228)	1,480

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of subsidiaries, net of cash disposed of $3,440	18,734	(2,226)	-
Purchase of equipment and construction-in-progress	(106)	(1,021)	(3,564)
Purchase of intangible assets	-	(2)	(6)
Proceeds from the disposal of plant and equipment and intangible assets	-	2	-
Cash received from legal acquirer	-	-	6
Net cash provided by (used in) investing activities	18,628	(3,247	(3,564

SGOCO GROUP, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010 - Continued

(In thousands)

	2012	2011	2010

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	-	(19,413)	(731)
Proceeds from bank overdrafts	-	7,304	10,350
Payments on bank overdrafts	-	(7,539)	(9,618)
Notes payable	-	40,899	6,824
Proceeds from government	-	-	1,163
Proceeds from short-term loan	6,230	102,258	30,512
Payments on short-term loan	-	(81,516)	(32,056)
Shareholder contribution	-	-	367
Proceeds from shareholder loan	-	-	2,545
Payments on shareholder loan	-	(2,336)	-
Proceeds from recapitalization	-	-	5,388
Payments of recapitalization cost	-	-	(666)
Repayments on shareholder promissory notes	-	-	(100)
Proceeds from shares issuance	-	-	5,595
Payments of financing costs	-	-	(300)
Payments on repurchase of shares pursuant to Put Option	-	(2,000)	-
Payments on repurchase of warrants	-	(512)	-
Shares issued for exercise of over allotment related to secondary offering	-	373	-
Net cash provided by (used in) financing activities	6,230	37,518	19,273

EFFECT OF EXCHANGE RATE ON CASH	42	998	497

INCREASE (DECREASE) IN CASH	11,013	(22,959)	17,686

CASH, beginning of year	535	23,494	5,808

CASH, end of year	11,548	535	23,494

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	61	2,074	1,021
Cash paid for income taxes	575	4,051	1,986

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Settlement of consideration receivable – received in finished goods	38,397	8,925	-
Settlement of consideration receivable offset against
- Purchase deposits to Honesty Group	-	(1,772)	-
- Payable to Honesty Group	-	10,156	-
Consideration receivable from the Sale of Honesty Group	-	57,478	-

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